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                                                                  Exhibit (g)(3)

                THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

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BARBARA LUBIN, on behalf of herself and all
others similarly situated.

                         Plaintiff,

     -against-

ECKERD CORP., STEWART TURLEY, FRANCIS
A. NEWMAN, JOHN W. BOYLE, DONALD F.
DUNN, LEWIS W. LEHR, RUPINDER S. SIDHU,
JAMES T. DOLUISIO, ALBERT J.
FITZGIBBONS, III, ALEXIS P. MICHAS and
J.C. PENNEY COMPANY, INC.

                         Defendants.
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                            CLASS ACTION COMPLAINT
                            ----------------------

     Plaintiff, by her attorneys, for her complaint against defendants, alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge as follows:

     1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on her own behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Eckerd Corporation ("Eckerd" or the "Company").


                                  THE PARTIES
                                  -----------

     2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

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          3.  Defendant Eckerd is a corporation duly organized and existing under the laws of the State of Delaware. Eckerd, which is based in Clearwater, Florida, operates retail drug stores focusing on prescription and over-the-counter drugs, Eckerd's common stock is traded on the New York Stock Exchange.

          4. Defendant J.C. Penney Company, Inc. ("Penney") is a corporation duly organized and existing under the laws of the State of Delaware. Penney promotes itself as America's largest department store operating stores in all 50 states. Penney has been in the drug store business for over twenty-seven years. In its most recent fiscal years, Penney's Thrifty Drug unit contributed 8.6% of Penney's $21.42 billion in sales.

          5.  Defendant Stewart Turley is Chairman of the Board of the Company.

          6. Defendant Francis A. Newman is President, Chief Executive Officer and a Director of the Company.

          7.  Defendants John W. Boyle, Donald F. Dunn, Lewis W. Lehr, Rupinder
S. Sidhu, James T. Doluisio, Albert J. Fitzgibbons, III and Alexis P. Michas were at all relevant times directors of Eckerd.

          8. The defendants named in paragraphs 5-7 (the "Individual Defendants") are in a fiduciary relationship with plaintiff and the other public stockholders of Eckerd and owe them the highest obligation of good faith and fair dealing.

          9. Defendant Penney is named herein as an aider and abettor of the breach of fiduciary duties by the Company Defendants.

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                           CLASS ACTION ALLEGATIONS
                           ------------------------

          10. Plaintiff brings this action on its own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Eckerd stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendant's actions as more fully described herein.

          11.  This action is properly maintainable as a class action.

          12. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. There are approximately 70 million shares of Eckerd common stock outstanding.

          13. There are questions of law and fact which are common to the class including, inter alia, the following:
           ----- ----

               (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class;

               (b) whether the transaction, hereinafter described, constitutes a breach of the Individual Defendants' duty to deal fairly with plaintiff and the other members of the Class;

               (c) whether the defendants have breached their fiduciary duties owed by them to plaintiff and members of the class and/or have aided and abetted in

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such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

               (d) whether the individual Defendants have wrongfully failed and refused to seek to protect the interests of all of Eckerd's stockholders and to adequately explore all alternatives to maximizing the value of Eckerd stock;

               (e) whether plaintiff and the other members of the class will be irreparably damaged by defendants' failure to conduct an active auction of Eckerd and failure to proceed with the appraisal process described below.

          14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class.
Accordingly, plaintiff will fairly and adequately represent the class.

          15. The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class and establish incompatible standards of conduct for the party opposing the class.

          16   Defendants have acted and are about to act on grounds generally applicable to the class, thereby making appropriate final injunctive relief with respect to the class as a whole.

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                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          17. On November 4, 1996, Penney and Eckerd announced that they had signed a definitive agreement through which Penney would acquire Eckerd in a transaction valued at $3.3 billion. The form of transaction agreed to by the Defendants is a cash tender offer at $35 per share for approximately 37.1 million shares or 50.1% of Eckerd stock, to be followed by a second step merger in which Eckerd shareholders will receive .6604 of a share of Penney stock for each remaining Eckerd share not purchased in the cash tender offer. There has been no announcement of any provision to "collar" the value of the Penney stock which Eckerd stockholders will receive in the back end of the merger. As part of the transaction, Eckerd's President and Chief Executive Officer will be named as the Chief Executive Officer of Penney's drug unit into which Eckerd's business will be integrated. Defendant Newman will report directly to Penney's Chairman James E. Oesterricher.

          18. Eckerd is a valuable company whose recent positive developments have yet to be reflected in the price of its stock. Eckerd's latest quarterly results for the quarter ended August 3, 1996 were $.23 per share which was approximately 25% higher than analysts consensus estimates of $.18 per share. In addition, Eckerd has recently received a three year contract from the State of Florida Employees Group Health Plan to administer pharmacy services. As part of the contract, Eckerd will provide pharmacy services to 220,000 state employees and the dependents. Since the program will not be fully implemented until January 1, 1997, the value of the contract has yet to be reflected in Eckerd's financial results.

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          19.  By contrast, Penney's core department store business has been eroding and it has been turning its attention to drugstore operations. In recent months, Penney has purchased Fay's drugstore chain for $285 million, Kerr Drug Stores for $75 million and is in the process of acquiring 200 Rite-Aid stores. Penney's stock price has failed to respond in any positive way to its foray into the drugstore business.

          20. The approval of the transaction by the Company Defendants constitutes a breach of fiduciary duties by the Company Defendants because they have accepted an inadequate offer which is unfairly structured. Penney's cash offer constitutes only a 25% premium over Eckerd's stock price before the amount of the transaction. The Company Defendants also allowed Penney to dictate the timing of the offer and transaction to the detriment of Eckerd's shareholders. Eckerd stock has not had the opportunity to reflect its potential profitability. Defendants have also breached their fiduciary duties by approving a coercive two-tier offer. According to the proposed transaction, only 50.1% of Eckerd stock will be purchased for cash, the remainder will be exchanged in the second step of the transaction for .6604 shares of Penney's stock. This was designed to stampede Eckerd holders to tender their shares to avoid the back end of the deal. The value of the consideration to be received in the back end of the transaction is uncertain and subject to fluctuation. It has already declined below the equivalent of $35 of Penney stock for each Eckerd share as a result of the 4% decline in Penney stock on the day of the announcement of the transaction.

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          21.  The Company Defendants have also breached their duties of candor by failing to disclose the result of Eckerd's recently revealed efforts to seek suitors. Penney's offer cannot be adequately evaluated without such information.

          22. The Individual Defendants have committed further breaches of fiduciary duty by failing to eliminate conflicts of interest. By allowing defendant Newman to control the sale of Eckerd, the Company Defendants have allowed Newman the opportunity to profit at the expense of Eckerd's public stockholders. According to the announced transaction, Newman will become CEO of Penney's drug business. The fact the Newman was offered this job even though Penney has been in the drug business for 27 years and has a long established and capable management team for its drug business and the fact that Penney has been allowed to offer an unfair, coercive two-tier offer compels the conclusion that Newman has engaged in self-dealing at the expense of Eckerd's public stockholders.

          23. The Individual Defendants did not appoint or retain any truly independent person or entity to negotiate for or on behalf of Eckerd's public stockholders to promote their best interest in the merger transaction.

          24. The Individual Defendants and Penney are engaged in unfair dealing to the detriment of the class to whom the Individual Defendants owe the highest fiduciary duties. The terms of the transaction, in particular, its two-tiered nature and the unfair and inadequate consideration to be paid to Eckerd's public shareholders, are not the product of true arm's-length negotiations, but rather the design and plan of defendants who have substantial conflicts of interest with the class.

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          25.  The defendants have breached their duty of loyalty to Eckerd stockholders by using their offices to approve a coercive transaction that will force plaintiff and the class to sell their equity interest in Eckerd at an unfair price, and deprive Eckerd's public stockholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interest of Eckerd's public stockholders are properly protected from overreaching. Penney has aided and abetted the breach of fiduciary duties alleged herein.

          26. The terms of the transaction are grossly unfair to the class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants versus the public stockholders of Eckerd. In addition, the terms of the transaction approved by the Company Defendants are coercive. Defendant's scheme and intent is to take advantage of this disparity and to induce the class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

          27.  Plaintiff has no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:
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          A.   Declaring this to be a proper class action;

          B. Enjoying, preliminarily and permanently, the acquisition under the terms presently proposed and requiring defendants to fulfill their fiduciary and contractual obligations to plaintiff and the class;

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          C.   To the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the class;

          D. Directing that defendants account to plaintiff and the class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

          E. Awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          F. Granting such other and further relief as the Court deems appropriate.

Dated:    November 4, 1996


                                   ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                              By:  [SIGNATURE ILLEGIBLE]
                                   -------------------------------------------
                                   Suite 1401, Mellon Bank Center
                                   P.O. Box 1070
                                   Wilmington, DE 19899-1070
                                   (302) 656-4433
                                   Attorneys for Plaintiff

OF COUNSEL:

ABBEY & ELLIS
Lee Squitieri
212 East 39th Street
New York, New York 10016
(212) 889-3700

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